SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports

Q4 and 2004 Financial Results

Reston, Virginia, and Montpellier, France – April 6, 2005 – Genesys Conferencing (Euronext FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the fourth quarter and fiscal year ended December 31, 2004. All results are reported under French Generally Accepted Accounting Principles (GAAP).

Q4 2004 Highlights

•	Revenue was €33.8[1] million stable with Q4 2003, based on a fixed currency rate of exchange
•	In US dollars, revenue was $43.9 million, up 4.5% compared to Q4 2003
•	Total volume up 25.1% compared to Q4 2003, to 404.5 million minutes
•	Genesys Meeting Center volume up 31.8% compared to Q4 2003, to 370.8 million minutes
•	Volume based on Multimedia Minute pricing up 70.3% from Q3 2004, to 56.8 million minutes
•	Gross margin was 63.7%
•	EBITDA[2], excluding restructuring and non-recurring charges, was €6.9 million

•	EBITDA margin was 20.3%

“Genesys is uniquely positioned to drive the fast-moving and expanding market for multimedia conferencing services,” stated Francois Legros, Chairman and CEO. “Our advanced multimedia services, unmatched global presence and competitive Multimedia Minute flat-rate, usage-based pricing strategy make our value proposition highly compelling to large enterprise customers.”

Revenue & Volume Summary

(millions)
	Revenue USD(1)	Revenue EUR		Revenue USD(1)	Revenue EUR

Q4 2004	$ 33.9	€ 33.8	Full Year 2004	$ 172.9	€ 139.0
Q4 2003	$ 42.0	€ 35.3	Full Year 2003	$ 180.4	€ 159.5
Change %	4.5%	-4.1%		-3.8%	-12.8%

(millions of minutes)
	Genesys Meeting Center Volume	Total Volume		Genesys Meeting Center Volume	Total Volume

Q4 2004	370.8	404.5	Full Year 2004	1,356.2	1,507.9
Q4 2003	281.4	323.4	Full Year 2003	1,094.6	1,308.1
Change %	31.8%	25.1%		23.9%	15.3%

Fourth Quarter 2004 Operating Performance

In the fourth quarter of 2004, revenue was €33.8 million. Adjusting fourth quarter 2004 for the same exchange rate as in the fourth quarter of 2003, revenue was €35.4 million and, as expected, stable with revenue of €35.3 in the fourth quarter of 2003. During the fourth quarter, revenue from Genesys Meeting Center services reached 79.4% of total sales compared to 72.4% in the fourth quarter of 2003. Full year 2004 revenue was €139.0 million compared to full year 2003 revenue of €159.5 million.

Gross margin for the fourth quarter of 2004 was 63.7% compared to 65.1% for the fourth quarter of 2003 and reflects a higher percentage of revenue from high-volume, large enterprise customers which traditionally have lower margins. Full year 2004 gross margin was 61.9% compared to 64.3% in 2003.

Selling, general and administrative expenses, excluding restructuring and non-recurring charges, were €17.0 million in the fourth quarter of 2004, down 12.8% compared to €19.5 million in the fourth quarter of 2003. The improvement in selling, general and administrative expenses was largely attributable to the company’s cost-reduction initiatives completed in the second half of 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA2),before restructuring and non-recurring charges, was €6.9 million for the fourth quarter 2004 and was stable compared to EBITDA in the fourth quarter of 2003. As expected, the EBITDA margin was 20.3% for the fourth quarter, a slight increase from the EBITDA margin of 19.8% in the fourth quarter of 2003. The full year 2004 EBITDA margin was 17.4% compared to 22.9% in 2003.

Net loss for the fourth quarter of 2004 was down to €45,000 compared to a net loss of €34.3 million for the fourth quarter of 2003. For the twelve months ended December 31, 2004, the company reported a net loss of €67.4 million compared to a net loss of €36.5 million in 2003. Annual net losses include non-cash reductions in the carrying value of intangible and other long-lived assets of €57.3 million and €33.0 million in the second quarter of 2004 and in the fourth quarter of 2003, respectively.

As of December 31, 2004, net cash3 was €6.4 million, down from €12.9 million at September 30, 2004, primarily due to scheduled semi-annual payments of principal and interest under the company credit facility. For the full year, the company repaid €19.9 million of total debt.

“Operating margins reached their highest level in twelve months, a direct result of our increased volume growth in the second half of 2004 and the benefits of our highly cost-efficient Genesys Meeting Center multimedia technology platform,” stated Mike Savage, Executive Vice President and Chief Financial Officer.

Guidance 2005

The following contains forward-looking guidance regarding Genesys Conferencing’s financial outlook and is based on current expectations. Actual results may differ materially, and the company may not update any forward-looking statements made in this press release.

In 2005, the company expects the following:

- Revenue will be in the range of €140 to €145 million

- EBITDA will be in the range of €23 million to €26 million

“We expect 2005 results will positively reflect our competitive differentiation within the large enterprise market,” added Legros. “Large enterprise customers will further benefit from our planned expansion of our geographical distribution and the introduction of customizable multimedia conferencing solutions.”

Guidance is based on a fixed currency rate of exchange of EUR 1.00 = USD 1.25, similar to the average exchange rate for 2004. In 2005, the Company is required to transition to International Financial Reporting Standards (IFRS). The Company does not believe there will be a significant difference between these standards and French GAAP for revenue and EBITDA, excluding stock-based compensation expense.

Conference Call and Webcast

Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Wednesday, April 6, 2005, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss 2005 financial results.

The conference call will be webcast live and may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.

____________

(1) Amounts were calculated using the average quarterly exchange rate.
(2)

EBITDA and EBITDA before restructuring and non-recurring expenses. See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. We believe that EBITDA and EBITDA before restructuring and non-recurring expenses are meaningful measures of performance, because they present our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment, the non-cash impacting nature of depreciation and amortization, and the restructuring and non-recurring charges incurred with events that do not reflect normal operations.

(3) Net cash is equivalent to cash and cash equivalents less bank overdrafts.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further declined during 2004. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on its revenues from the fourth quarter of 2003 to the fourth quarter of 2004, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rate for the fourth quarters of 2003 and 2004, respectively, which are the rates it used for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 500,000 users worldwide, including users at nearly 200 of the Global Fortune 500 companies. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext FR0004270270) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing
Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736 7100	Phone: +1 703 733 2140
mike.savage@genesys.com	marine.pouvreau@genesys.com

Genesys Conferencing

French GAAP Consolidated Balance Sheets

(in thousands of Euros)

ASSETS	At December 31,
	2003	2004
Fixed assets
Goodwill, net	€54 992	€16 608
Intangible assets, net	47 504	19 461
Tangible assets, net	22 014	17 097
Financial assets, net	1 255	1 215
Investments in affiliated companies	141	212
Total fixed assets	125 906	54 593
Current assets
Inventory	29	21
Accounts receivable, less allowances (€ 2,537
and € 2,100 at December 31, 2003 and 2004, respectively)	30 206	27 783
Deferred tax assets	840	448
Other current assets	10 600	6 002
Prepaid expenses and deferred charges	4 858	3 242
Marketable securities	9 614	15
Cash at bank	12 094	8 550
Total current assets	68 241	46 061
Total assets	€194 147	€100 654

LIABILITIES AND SHAREHOLDERS' EQUITY	At December 31,
	2003	2004
Shareholders' Equity
Ordinary shares, nominal value of € 1 per share at Dec. 31, 2003 and 2004, 18,307,756 shares issued and outstanding at Dec. 31, 2003 and 2004.	€18 308	€18 308
Common shares to be issued	140	139
Additional paid-in capital	185 080	185 080
Additional paid-in capital to be issued	3 844	3 852
Accumulated deficit	(137 950)	(174 472)
Net loss for the period	(36 544)	(67 416)
Currency translation adjustments	15 945	23 417
Total shareholders' equity	48 823	(11 092)

Provisions for risks and charges	5 558	3 520
Long-term debt
Long-term portion of long term debt	82 445	64 713
Long-term portion of capitalized lease obligations	298	61
Total long-term debt	82 743	64 774
Current liabilities
Bank overdrafts	3 850	2 173
Accounts payable and accrued liabilities	14 353	13 840
Tax payable and deferred compensation	15 611	13 146
Current portion of long-term debt	19 144	12 391
Current portion of capitalized lease obligations	572	407
Deferred revenue	88	30
Other liabilities	3 405	1 465
Total current liabilities	57 023	43 452
Total liabilities and shareholders' equity	€194 147	€100 654

Genesys Conferencing

French GAAP Consolidated Statements of Operations

(in thousands of Euros, except share data)

	Three Months ended December 31,		Twelve Months ended December 31,
	2003	2004	2003	2004
Revenue
Services	€ 35 233	€ 33 784	€ 159 155	€ 138 762
Products	50	50	345	276
	35 283	33 834	159 500	139 038
Cost of Revenue
Services	12 320	12 242	56 736	52 961
Products	8	34	207	83
	12 328	12 276	56 943	53 044
Gross Profit	22 955	21 558	102 557	85 994
Operating expenses
Research and development expenses	1 055	798	4 183	3 750
Selling and marketing expenses	8 934	8 029	37 394	35 839
General and administrative expenses	9 858	8 677	39 032	35 713
Restructuring charge	540	(304)	2 147	2 242
Amortization of identifiable intangible assets	24 631	815	31 805	26 884
	45 018	18 015	114 561	104 428
Operating income / (loss)	(22 063)	3 543	(12 004)	(18 434)
Financial expense, net	(1 436)	(3 358)	(7 201)	(6 991)
Equity in income of affiliated companies	12	22	22	71
Income tax credit (expense)	594	599	(1 982)	(2 458)
Amortization of goodwill	(11 370)	(851)	(15 379)	(39 604)
Net loss	€ (34 263)	(45)	€ (36 544)	€ (67 416)
Basic and diluted net loss per share	€ (1.87)	€ 0.00	€ (2.20)	€ (3.67)
Number of outstanding shares used in computing basic and diluted net loss per share	18 364 462	18 372 841	16 579 986	18 372 841

Genesys Conferencing

Notes to French GAAP Consolidated Statements of Operations

(in thousands of Euros)

NOTE A: EBITDA CALCULATION	Three Months ended December 31,		Twelve Months ended December 31,
	2003	2004	2003	2004
Operating income / (loss)	€ (22 063)	€ 3 543	€ (12 004)	€ (18 434)
Amortization of identifiable intangible assets	24 631	816	31 805	26 886
Amortization of deferred acquisition and deferred financing costs	384	279	1 570	856
Operating income (loss) restated for the above items	2 952	4 638	21 371	9 308
Depreciation and operating provision	3 477	2 268	12 498	10 290
EBITDA	6 429	6 906	33 869	19 598
Restructuring charge	540	(304)	2 147	2 242
Other non-recurring expenses	8	256	150	2 380
EBITDA before non-recurring expenses	€ 6 977	€ 6 858	€ 36 166	€ 24 220

NOTE B: DETAIL OF FINANCIAL EXPENSES, NET	Three Months ended December 31,		Twelve Months ended December 31,
	2003	2004	2003	2004
Interest and other financial income	€ 35	€ 38	€ 124	€ 718
Foreign exchange gains	621	901	2 698	4 238
Total financial income	656	939	2 822	4 956
Interest and other financial expenses	1 500	1 175	7 005	5 431
Foreign exchange losses	592	3 122	3 018	6 516
Total financial charges	2 092	4 297	10 023	11 947
Financial expense, net	€ (1 436)	€ (3 358)	€ (7 201)	€(6 991)

NOTE C: DETAIL OF INCOME TAX EXPENSE	Three Months ended December 31,		Twelve Months ended December 31,
	2003	2004	2003	2004
Deferred tax (expense) credit	€ 781	595	€ 548	€ 49
Income tax expense	(187)	4	(2 530)	(2 507)
Total income tax (expense) credit	€ 594	€ 599	€ (1 982)	€ (2 458)

NOTE D: DETAIL OF ACCOUNTS RECEIVABLE, NET	At December 31,
	2003		2004
Billed portion of accounts receivable, net	23 462		21 523
Un-billed portion of accounts receivable, net	6 744		6 260
Total accounts receivable, net	30 206		27 783

US GAAP ANNEX

GENESYS SA

U.S. GAAP CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,	December 31,
	2003	2004
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	€15,574	€7,361
Short-term portion of restricted cash	3,371	1,194
Accounts receivable, less allowances €2,537 and €2,100 at December 31, 2003 and 2004, respectively	23,462	21,523
Un-billed accounts receivable	6,744	6,260
Inventory	29	21
Prepaid expenses	2,286	1,622
Other current assets	8,856	4,289
Total current assets	60,322	42,270
Property and equipment, net	27,284	22,366
Goodwill, net	75,047	21,834
Customer lists, net	42,774	15,798
Technology and other intangibles, net	352	72
Investment in affiliated company	141	212
Deferred tax assets	840	448
Deferred financing costs, net	2,531	1,619
Other assets	1,824	1,493
Long-term portion of restricted cash	2,722	—
Total assets	€213,837	€106,112
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	€3,850	€2,173
Accounts payable	8,676	9,488
Accrued liabilities	6,627	5,004
Accrued compensation	6,519	6,479
Tax payable	9,092	6,667
Deferred revenue	88	30
Current portion of long-term debt	18,564	12,038
Current portion of capitalized lease obligations	55	187
Current portion of deferred tax liability	2,143	989
Current portion of other long-term liability	1,740	1,467
Other current liabilities	3,242	1,458
Total current liabilities	60,596	45,980
Long-term portion of long-term debt	82,814	64,713
Long-term portion of capitalized lease obligations	107	60
Long term portion of deferred tax liability	11,504	3,396
Other long-term liability	3,173	1,244
Shareholders’ equity (deficit):
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2003 and 2004	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2003 and 2004	65	65
Additional paid-in capital	197,611	197,129
Accumulated other comprehensive income	15,372	22,293
Deferred compensation	(322)	—
Accumulated deficit	(174,640)	(246,325)
	56,394	(8,530)
Less cost of treasury shares: 22,131 shares at December 2003 and 2004	(751)	(751)
Total shareholders’ equity (deficit)	55,643	(9,281)
Total liabilities and shareholders’ equity (deficit)	€213,837	€106,112

See notes to financial statements

GENESYS SA

U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except share data)

	Three months ended December 31,		Year ended December 31,
	2003	2004	2003	2004

Revenue:
Services	€35,233	€33,784	€159,155	€138,762
Products	50	50	345	276
	35,284	33,834	159,500	139,038
Cost of revenue:
Services	12,372	12,246	56,936	53,013
Products	8	34	207	83
	12,380	12,280	57,143	53,096
Gross profit	22,904	21,554	102,357	85,942
Operating expenses:
Research and development	1,055	798	4,183	3,750
Selling and marketing	8,934	8,029	37,394	35,839
General and administrative	9,299	8,475	37,729	34,773
Restructuring charge	1,115	(305)	1,115	2,242
Impairment of goodwill and other intangibles	28,057	—	28,057	75,401
Amortization of intangibles	1,761	947	9,595	5,382
Total operating expenses	50,221	17,944	118,073	157,387
Operating income (loss)	(27,317)	3,610	(15,716)	(71,445)
Interest income	24	27	219	173
Interest expense	(1,261)	(966)	(6,818)	(4,285)
Foreign exchange gain (loss)	(1,936)	(701)	3,679	(1,595)
Other financial expense, net	(724)	(474)	(1,581)	(1,287)
Financial expense, net	(3,898)	(2,114)	(4,501)	(6,994)
Equity in income of affiliated company	11	22	22	71
Income (loss) before taxes	(31,204)	1,518	(20,195)	(78,368)
Income tax credit	8,930	858	8,842	6,683
Net income (loss)	€(22,274)	€2,376	€(11.353)	€(71,685)
Basic and diluted net income (loss) per share	€(1.21)	€0.13	€(0.69)	€(3.90)
Number of shares used in computing basic and diluted net income (loss) per share	18,364,462	18,372,841	16,579,986	18,372,841

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 6, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer